Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Filer: Chiquita Brands International, Inc.
Subject Company: Chiquita Brands International, Inc.
Filer’s Commission File No.: 001-01550
Date: May 9, 2014

The following is a transcript of an earnings conference call held on May 9, 2014 relating to Chiquita Brands International, Inc.'s First Quarter 2014 Earnings.

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TRANSCRIPT

CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

EVENT DATE/TIME: MAY 09, 2014 / 01:00PM GMT

OVERVIEW:

CQB reported 1Q14 GAAP net loss of $25m and adjusted EBITDA of $23m.

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1

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Steve Himes Chiquita Brands International Inc - Director of IR

Ed Lonergan Chiquita Brands International Inc - President & CEO

Brian Kocher Chiquita Brands International Inc - COO

Rick Frier Chiquita Brands International Inc - CFO

CONFERENCE CALL PARTICIPANTS

Bryan Hunt Wells Fargo Securities, LLC - Analyst

Brett Hundley BB&T Capital Markets - Analyst

Karru Martinson Deutsche Bank - Analyst

Carla Casella JPMorgan Chase & Co. - Analyst

PRESENTATION

Operator

Good day, and welcome to the Chiquita Brands earnings call. Today's conference is being recorded. At this time, I would like to turn the conference over to Steve Himes. Please go ahead, sir.

Steve Himes - Chiquita Brands International Inc - Director of IR

Thank you, Lisa. Welcome to Chiquita Brands International's first-quarter 2014 earnings call. On the call today are Ed Lonergan, President and Chief Executive Officer; Brian Kocher, Chief Operating Officer; and Rick Frier, Chief Financial Officer.

After today's prepared remarks, we will take questions as time allows. A copy of today's press release is available on the Company's website at www.chiquita.com. And you may also contact Chiquita's investor relations department at 980-636-5637 to receive a copy.

Our press release includes reconciliations to US GAAP of any non-GAAP financial measures that we mention today. This call contains forward-looking statements, regarding operating performance or industry developments, and any such statements are intended to fall within the Safe Harbor provided under the securities laws. Factors that could cause results to differ materially are described in the forward-looking statements section of today's press release and in Chiquita's SEC filings, including its annual report on Form 10-K and quarterly reports on Form 10-Q. And now, I'd like to turn the call over to Ed.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Thanks, Steve. Good morning and thank you all for joining us. While we continue to progress our return to the core strategy in the first quarter, we did not meet our financial performance expectations, and our results trailed the year-ago quarter.

As we discussed on our last call, adverse weather was a significant factor in our performance and substantially impacted supply and demand in important markets. Unfortunately, weather impacts are a reality for our industry, and our responsibility as leaders is to mitigate these risks.

This morning we will share some details on the impacts we have faced and the actions we have taken to deliver the year. We do believe we remain on path to deliver our 2014 plan and progress towards our long-term EBIT targets for bananas and salads and healthy snacks.

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2

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Chiquita did make substantial progress executing and delivering against our return to the core strategy in Quarter 1. We grew volume in both our North American bananas and retail salads businesses. In Europe, we continue to prioritize business building with customers who recognize and value our commitment to superior quality and service. And we continue to manage our costs with discipline.

Most importantly, we have announced the agreement to a transformational merger with Fyffes PLC that, pending regulatory and shareholder approval, will drive substantial operating efficiencies through our core value chain and enable us to better serve customers globally. Our Fyffes transaction is a good example of risk mitigation. With Fyffes, we will benefit from broadened growing areas, multiple shipping options to reach key markets, and an expanded team of seasoned, skilled experts to manage the disruptions. As well, the combination of the tropical fruit business with the melons and salads and healthy snacks platforms provides added risk balance across fresh categories and markets and growing environments.

In addition to the Fyffes transaction, we continue to take action to strengthen our business and our return to the core strategy. Brian will walk you through a number of choices we have deployed this year.

For the first quarter we are reporting adjusted EBITDA of $23 million compared to $39 million in the first quarter of 2013. Specific to our banana business, January and February were difficult operating months but not unrecoverable. Noncontract market pricing was weaker year on year, reflecting the overhang from excess fruit that existed in the second half of 2013.

In addition, weather conditions in Central America adversely impacted fruit availability and forced us to supply customer commitments through unplanned spot purchases in Ecuador. The combined economic impact of less produced volume from our own farms and incremental spot purchases in Ecuador totaled approximately $9 million as compared to 2013.

In March and April, while growing conditions remain challenging, spot market purchases have declined and trading market conditions have improved. Consequently, while our year-to-date banana results lagged last year, we believe the broader banana market has stabilized and our pricing and cost initiatives will allow us to achieve our 2014 plan.

In salads and healthy snacks, the harsh winter in much of North America impacted weekly sales and promotion relaunch for our retail products and substantially reduced volume in our food service, ingredient and apple businesses. While we grew our retail salad business, the normally quite predictable food service volumes were 8% below 2013 levels. As well, our processed fruit and banana puree business, which is reported in the salad and healthy snacks segment, suffered from the same fruit availability shortfall that hurt our core banana business.

For the first quarter, the adverse year-on-year impact from food service, apples, and processed fruit and banana puree was approximately $7 million. Further in retail salads, the severe weather also increased our logistics cost, created imbalance in our raw supply and challenged our salad manufacturing, as raw product was at times unable to reach the plants, and storms reduced our production schedules.

Lastly and importantly, we have also experience cost inflation over the course of the last six months which has been quite dramatic. Transportation, farm cost, agrochemicals, paper, plastics and farm labor have all increased in significant amounts. While our sourcing and efficiency initiatives have allowed us to offset much of these impacts, we cannot absorb all of these costs and this month have announced pricing actions to help recover inflation.

With regard to the merger with Fyffes, we continue to see the transaction as transformational for our customers and combined businesses. In meetings with customers, investors and team members from both companies, we see universal excitement for the combination and broad belief that Chiquita-Fyffes will be able to provide better performance than either company could achieve on its own.

While we are limited in the details we can share we've begun our regulatory review processes required to close the transaction. We filed our preliminary registration statement with the SEC last week.

We will ask our shareholders to approve the transaction once our registration statement is declared effective by the SEC and will close the transaction upon receipt of their required regulatory clearances. Our goal remains to close the transaction by the end of the year. With that, I will turn the call over to Brian to discuss our commercial results and actions.

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3

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Brian Kocher - Chiquita Brands International Inc - COO

Thank you, Ed. And as Ed mentioned at the outset, in both our core North American banana business and our prepackaged salad business, we increased volumes sold and improved our market position. North American banana sales volumes increased 5.1%, reflecting benefits from contract wins and from volume growth with existing customers. We believe this reflects both the improved competitiveness of our streamlined value chain and continued recognition that our quality commitment and brand drives sales velocity for our customers.

European banana sales declined about 1 million boxes in Q1 2014 versus 2013. Most of the short fall reflects short supply relative to our demand, resulting from the difficulties procuring and shipping fruit in the quarter.

Specifically we faced severe growing conditions in Panama and Costa Rica with rainfall about 70% below normal. These conditions required us to purchase more fruit than planned in the spot market to meet our contractual commitments. While as Ed noted, weather events are a fact of life in this business, the banana segment income would've increased by approximately 10% versus the year-ago quarter absent this impact.

We're taking a number of strategic actions in our banana business that we expect will enable us to remain on track for our 2014 and long-term plan. First, we have secured renewals with modest price increases in our North American business and new business wins estimated at 2 million incremental boxes in 2014. These contract wins were driven by our quality initiatives and reflect share improvement within current customers, as well as select new customer wins in attractive geographies and with attractive conditions.

Second, in Europe, we continue to focus on building profitable volume with customers that recognize our consistent superior quality, service and brand. We believe the core European volumes will stabilize as 2014 progresses, reflecting both strong renewal performance in our existing contracts and supply of a broader portfolio of bananas, including organics and second bananas to our existing customers. We believe this broader portfolio better reflects our customer requirements and will deliver scaled benefits to both our customers and to Chiquita.

Third, we are reshaping our shipping rotations to coincide with the expirations of leases dating back to the sale of our ships in 2007. While certain of our new European ships will be at a higher charter rate, lower operating costs on those ships and our new Gulf of Mexico rotation is expected to materially improve efficiency. We are also expanding the container shipping capacity at a strategic Guatemalan port to take advantage of our front and backhaul capabilities in this important region.

While we have deployed numerous actions to drive volume, efficiency, and pricing realization, we as well realize we must invest in critical areas to grow our business for the long-term. The port expansion and farm infrastructure investments are good examples.

It is also clear that rainfall patterns are shifting in the tropics, and areas that did not require irrigation in the past will benefit from it now. In response, we have installed irrigation in the farms as we rejuvenate farms in Panama and Costa Rica over the last two years. We have seen significant productivity improvements versus non-irrigated farms. Our capital plans include targeting our existing bananas annual spend over the coming years to expand irrigated hectares and reduce the impact of rainfall on productivity.

Finally, we have accelerated investment in research and development to safeguard our operations and industry from Tropical Race 4, Black Sigatoka, and other threats. Chiquita has invested in R&D over many years, both directly and in partnership with third-party, and we believe it is critical to the future of the business. The results of these research efforts appear promising, but it is too early to determine the efficacy of these efforts.

In the salads business, retail prepackaged salad volumes increased by more than 5% as a result of private label and Fresh Express contract wins and higher year-over-year velocities with existing customers. This represents our fourth consecutive quarter of year-over-year retail volume growth in salads. Nevertheless, our weekly and promotional sell through did not deliver the full volume and mix improvement we anticipated.

As Ed explained, we believe this is largely related to the adverse North American weather impact. Overall, we sold fewer higher-value plans and kits than planned, negatively impacting mix, and substantially undersold our raw supply which negatively impacts cost. Our core innovations are performing well, and we expect to see margin enhancement from an overall improvement in the product mix within the Fresh Express brand over time as well as a result of the actions I will discuss in more detail shortly.

In Quarter 2, we will begin to cycle our major 2013 salad contract wins, and large new contract opportunities are expected to be limited during the balance of the year. While we continue to compete for new contracts, our short-term focus is on growing business profitably with our current customers through profitability actions, mix enhancements, innovation, and continued velocity improvements.

As in bananas, we have taken a number of actions that should improve profitability of the business as the year progresses. A few examples follow.

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4

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

As you know, our Streamwood plant startup represented an $18 million drag on earnings in 2013, primarily impacting Quarters 2 through 4. We noted we did not expect this drag to repeat in 2014 and, in fact, expected a modest improvement in efficiency as the year progressed. Streamwood was indeed on plan in Q1, and we expect to see continued efficiency improvements as plant automation comes fully online over 2014.

Also as noted in our February call, in Q1 2014, we invested an incremental $2 million in marketing behind our enhanced Fresh Express quality profile and in support of our Salad Swap marketing initiative. While it is early to assess the impact, we believe this short-term strategic investment will pay out in the long-term value of the business.

We continue to pursue attractive new business. And last week, we were awarded 4.5 million incremental pounds of additional contract volume with a key food service customer. This volume is financially attractive and further enhances the utilization of our network. Importantly, it is reflective of the quality and service enhancements we continue to make in our core as recognized by our customers.

And finally, last week, we began implementing substantial changes to our salad business to reflect the significant cost increases we have seen from drought, transportation regulations, labor scarcity, Food Safety Modernization Act preparation, and other material cost impacts. We will resize a number of core SKUs to better match consumer interest and competitor norms and to improve the profit profile of those SKUs.

Concurrently, and the most important action of all mentioned, we announced a $0.30 per case cost recovery price increase. The sell-in is happening as we speak. Both the resizings and the price increase are effective July 7 and will meaningfully contribute to the realization of our long-term strategic plan. I will now turn the call over to Rick to run through our financial results.

Rick Frier - Chiquita Brands International Inc - CFO

Thanks, Brian. The first quarter of 2014 reported a GAAP net loss of $25 million compared to GAAP net income of $2 million for the same period in 2013. For the reported period, any adjustments between our comparable operating income results and GAAP results are reconciled in a table in our press release. For the quarter, we are also reporting comparable operating income of $7 million versus $23 million last year.

Adjusted EBITDA for Q1 was $23 million in 2014 compared to $39 million in 2013. The biggest drivers of change in adjusted EBITDA for the quarter were higher purchase through costs as a result of spot purchases made at above-normal weekly banana prices, and decreased results due to lower sales of food service veggie ingredients, apples, and processed food ingredients as well as lower pricing and mix impacts in retail salads. EBITDA was also negatively impacted by lower local weekly market pricing in Europe, offset by higher euro exchange rates and lower losses from hedges.

Looking at our segments, we reported $502 million of comparable sales in our banana segment compared to $505 million for the first quarter of 2013. While essentially unchanged, the results include higher sales volume in North America and $9 million of positive impact from higher euro exchange rates including lower net hedging losses. These positive factors were more than offset by lower sales volume and lower local prices in the weekly pricing markets in Europe and the Middle East.

Comparable operating income in bananas for the first quarter of 2014 was $21 million compared to income of $27 million in 2013. The decrease was a result of higher purchased food cost due to the higher than normal weekly spot prices Ed and Brian described.

In the salads business, Q1 sales were $230 million versus $240 million last year, a decrease of approximately 4%. Higher volume sales of retail value-added salads were more than offset by retail salad customer and product mix as well as the lower volume sales for the food service veggie, and fruit ingredients and processed apples.

Comparable operating loss in salads was $3 million in the quarter versus income of $8 million in 2013. The decline resulted principally from lower sales in the segment and the incremental investment in marketing year on year.

SG&A excluding expenses related to the proposed merger with Fyffes, was flat compared to 2013 and remains at approximately 7% of sales. As we have said previously, we remain focused on driving further efficiencies in the year ahead.

Cash from operations was a use of $8 million for the first quarter of 2014 compared to $15 million provided by operations in the same period last year. At the end of the quarter, cash was $27 million, and the Company had $90 million of availability and net amounts outstanding for letters of credit. Although we borrowed $20 million against the credit facility in Q1 for seasonal working capital requirements, we had repaid $15 million by March 31 and currently have no balance outstanding under the facility. We like our liquidity position at this point of the year.

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5

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

With that update, I'd like to turn it back over to Ed to run through certain expectations for 2014 and closing remarks.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Thanks, Rick. Before we go to questions, let me reiterate a couple of key messages. Our core bananas and salads and healthy snacks businesses both performed below year-ago and our in-going plan in Quarter 1 2014. We believe this largely reflects our one-time impacts to supply and demand primarily from weather that is now largely behind us.

March and April results reflect substantially improved performance year on year and against our plan. We believe that the return to a more normal banana market and the cost actions we have taken there will positively impact our results and offset our shortfall in the first quarter over the course of the year.

In salads, we also see the dissipation of weather related variances but as well see accelerated cost inflation in the business. As such, we're taking actions in the marketplace to raise prices and realization and internally to improve efficiencies so as to change the profit profile of this business. In concert with the elimination of the Streamwood drag on our earnings we saw in 2013, we believe these actions will substantially enhance our progress toward our long-term EBIT objectives in the current fiscal year.

In short, we have taken actions to overcome our lagging Q1 results and have not changed our internal expectations for 2014. And we believe the fundamentals of our return to the core strategy remain sound. The actions we've taken year-to-date in 2014 enhance that strategy, and we continue on the trajectory to our long-term performance targets despite the short-term challenges of this past quarter.

With that update, operator, let's open the call for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Bryan Hunt, Wells Fargo.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

A lot of movement in the quarter. I appreciate you all taking the time to discuss it further.

My first question is when you look at the glidepath of 7% to 8% EBIT margins in the salads and healthy snacks business, how much of that is going to come from the efficiency improvements you have all taken to change the profitability so far versus the pricing and the resizing announcements and actions which were taken last week? Is there any way you could quantify that for us?

Brian Kocher - Chiquita Brands International Inc - COO

Bryan, we have never really split that out. But I think it is clear in our actions that we also recognize efficiency alone was not going to help us get to these targets. And so we've had to go out to the marketplace to work with our customers and try to find other ways to extract value to help us move along the path.

It is not unlike what the retail environment has seen in other segments. I mean, whether it's candy or soda or disposable goods or dry goods, you are seeing resizing and other actions taking place. I think even some of our retail customers have expressed their need to pass on inflation and cost, and so you see that in the environment.

What we did make a decision that now is the time we have to engage in more than efficiency action and sourcing initiatives and other things. We have to figure out a way to work with our customers and extract more value from the transaction.

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6

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Okay. And then my next question is, when you look at — whether had an impact on the banana business, whether had an impact on the salad and healthy snacks business, is there any way that you can quantify what — one, you may have lost, on sales and earnings and salads and healthy snacks, whether it's lack of delivery, a lack of production because plant downtime within the salad and healthy snacks business for us?

And then when we think about the banana business, you talked about earnings would've been up 10% year over year if not for the excess cost of fruit and the logistics issue. Is there any way you can — are those separable in terms of costs as well? And I will get back in the queue. Thanks.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Bryan, it's Ed. I think what I tried to do in my opening remarks is give you some numbers that you could look at and trace back to those specific impacts. So in bananas, we traced $9 million of incremental cost year on year to about a 6% year-on-year reduction in owned farm productivity driven by weather which forced us more heavily into the spot market during the course of the quarter.

We expect the year in terms of productivity on our own farms to be about flat year to year, but that's the scope of the change in the first quarter. And that $9 million is a number clearly tied to more trips through the canal and more purchases in the spot market.

Now, the reality is when we buy in the spot market, three to four weeks later, we are able to realize benefits from that pricing when we sell into the marketplace because that generally is reflected over a period of time. But clearly at the point of purchase, it — we're trading against proof that it was bought three or four weeks early.

On the salad business, we identified $7 million of incremental cost year on year related to two key effects. One, the food service declined year on year. That's a business that's generally very predicable. It's not it a business where we've seen tremendous change in our customer count, and so that's a real number we believe tied to the impacts of weather in the quarter.

And the total number as we shared for that plus the lack of fruit in our processed fruit business in Costa Rica was $7 million. About 65% of that, Rick, was driven by the salads and healthy snacks decline and the balance by short supply in our CFS operations and the fact that we had to cut orders to our banana puree and processed fruit customers.

On the retail salad business we did show 5%, is a little over 5% volume growth. Now, we believe we should have grown more than that driven by the contracts and plans that we had in place. We saw declines in productivity on our merchandising events in the first quarter, and we can tie those specifically to the weather events in the weeks.

So — and I think what we try to do is give you the best look at what we can clearly identify tied to the weather. And then obviously there's a lot of other moving pieces, and I don't know if Rick or Brian, you have anything you want to add.

Rick Frier - Chiquita Brands International Inc - CFO

We did spend incremental marketing dollars of $2 million at the end of that.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Yes.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

All right. And I lied. Last question.

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7

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Ed Lonergan - Chiquita Brands International Inc - President & CEO

(laughter)

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

You said in your comments that March and April were up substantially from an earnings perspective, so obvious for the trajectory's turned. Is there any way you can quantify that for us?

Because this is obviously your biggest earnings time of the year. And if you're generating substantial increases in EBIT, is there any way you can quantify that for us? And how much of it is from organic improvements versus absorbing the cost of Streamwood a year ago? Thanks. I'm done.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Under the rules of the Irish takeover panel, we are having to be very careful on any forward-looking statements that we make around our profitability. What we did say is that we believe over the course of 2014, we believe we can deliver the plan that we went into the year with.

And as you know, for the last several years we've been saying a fairly consistent message that — which has bookends. So when we announced our restructuring plan and return to the core strategy, we had $70 million of EBIT. We said that run rate at the end of this plan, we wanted to have $175 million.

So those are the bookends. We have an additional data point which we delivered in February which is $118 million of EBITDA in 2013. And we said we on glidepath to the end plan between end 2013 and the run rate end 2015. The S-4 provided some additional color on that, and I think that's the best way to get to where we are.

Brian Kocher - Chiquita Brands International Inc - COO

And I think Bryan that the other way to think about it is we recognize that the first quarter lagged the first quarter of last year. Considering that, and the actions that we are taking and the market conditions we foresee, we believe that we will be on plan and be able to cover those lagging results. I think that's the simplest way to think of it.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Great. I appreciate your time. Thank you.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

You're welcome.

Operator

Brett Hundley, BB&T Capital Markets.

Brett Hundley - BB&T Capital Markets - Analyst

Hey. Good morning.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Hi, Brent.

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8

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Brett Hundley - BB&T Capital Markets - Analyst

Ed or Brian, can you give me an idea of what the relative premium paid for Ecuadorian fruit was? Just given the supply disruption.

Brian Kocher - Chiquita Brands International Inc - COO

I think the best way — I mean, it's hard to specifically say what we paid and the dollar amount, and I'm not sure that we are interested in doing that. But the calculation that yielded $9 million of incremental year-over-year cost, is essentially we have less fruit produced on our own farms, which comes along with fixed cost absorption type issues. And then we had to go out and buy fruit. And the combination of those two resulted in a $9 million impact.

Now, it's also important to say that each and every week, we wanted to make sure that those purchases were going to be contribution margin positive, that we were helping the business by going ahead and purchasing them and then reselling — otherwise you would take a different approach. And there were some points when even prices in Ecuador were so expensive that it did not make sense to go price that.

But each and every week, we evaluated our fruit position, we evaluated our sales demand, and then made a conscious decision to purchase the fruit and sell the volume. So again, it's hard to say exactly the price and the units, but we swapped owned production for Ecuador spot, and that cost us $9 million in the quarter.

Brett Hundley - BB&T Capital Markets - Analyst

Okay.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

And Brett, the other point that I am just building off of what Brian said. There were many times during the course of the quarter we chose not to buy.

Brett Hundley - BB&T Capital Markets - Analyst

Right.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

And so we could have sold more product in both North America and in Europe but chose not to.

Brian Kocher - Chiquita Brands International Inc - COO

And our net results would've been worse had we made that decision. Yes.

Brett Hundley - BB&T Capital Markets - Analyst

Okay. And so maybe given the number that you talked about, Ed, on a simple basis, am I in the ballpark if it was maybe about a 1% to 1.5% hit to your banana margin? Does that sound about right?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

That's pretty close. Yes.

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9

MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Brett Hundley - BB&T Capital Markets - Analyst

Okay. How long should I expect your price recovery in salads to last? I mean, is that something you view as more temporary, or is it something that is needed to recover the course of business over a longer period of time?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Yes. I think, Brian has spent a lot of his life over the last three months working on it. So I will give you a view from — we went back five years and looked at inflation industry and the recovery we've had — sorry.

You may hear some noise in the background. There are window washers outside the building which we cannot control at the moment.

But we've recovered about 70% of the total inflation through our own efficiency actions. But the pricing actions we've taken and announced in the last couple of weeks into the marketplace reflect what we see happening over the course of the year — this year and going forward.

Assuming we deliver the plans that we have in the market place, we feel quite comfortable that those put us on our path to the 7% to 8% long-term EBIT margins that we have. As we continue to work with our suppliers to ensure that — and when I think — when I say work with our suppliers, we look at the total value chain and finding ways to work together to take cost out of our joint value chains. And we're doing very good work across our film suppliers and our paper suppliers, all elements of the ingredients that go into our product to find sharper ways to do business and then share the benefits.

Brian Kocher - Chiquita Brands International Inc - COO

I think, Brett, the idea is that this is a sustainable initiative to try to drive a change in the profit profile of the business. It's not something that goes on for a week or two weeks. I mean, we are working with our customers as you can imagine — none of us like price increases, but we're working with our customers.

We come to them with a proposal that could keep them economically neutral based upon some enhancements we've made in our quality over the last year and a half. And so we've tried to be thoughtful with the approach to customers. But this is a permanent change that we are trying to effect.

Brett Hundley - BB&T Capital Markets - Analyst

And I appreciate that, because that's what I'm trying to get at, is when I make an assumption about what packaging resizing can add, when I take the number you gave, Brian, and look at it against your price per case, when I look at the number that you gave for incremental investment and I do the math, I can start to get back towards the margin that I expected that glidepath toward the 7% to 8% by 2015.

And I'm A, wanting to confirm that that math makes sense, but B, I want to make sure that it's going to be in place. Because it's obviously no fun having a 3% or 3.5% margin out there and seeing the Company do a negative 1.3%. So I'm trying to understand if the math works and if indeed it's sustainable for that glidepath that you're looking for.

Brian Kocher - Chiquita Brands International Inc - COO

That's how we're thinking about it, Brett. It is how we're think about it. Now, I also will tell you the sell in is happening now.

We've had a lot of support from our customers, but at the same time, we all are trying to figure out a way to again get this through in a way that makes our customers economically neutral. So will continue to drive and work with our customers on the best way we can implement this for them.

Brett Hundley - BB&T Capital Markets - Analyst

And so is it fair to assume that maybe April more of a difficult month, but hopefully it's an improvement in May /June type of period for Q2?

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Brian Kocher - Chiquita Brands International Inc - COO

Well, just to be clear, we've got to run off some of our existing inventory and supply so that the resizing and the price increase will be effective July 7.

Brett Hundley - BB&T Capital Markets - Analyst

Okay. Got it. And then, flipping over to the banana segment. I was rightly or wrongly a little surprised by your pricing in North America. And so, I was just wondering if you can talk to the contract environment here in North America and if that number in Q1 is a pretty good expectation for the year as a whole or what the moving parts might be behind that?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Yes. I think — Brett, I think the key moving piece which we've talked briefly about is we — on a year-to-year comparison in Q1, the fuel surcharge in Q1 of 2013 was $0.10 higher than the fuel surcharge in Q1 of 2014. It had trended down over the course of 2013. It's driven by third-party industry.

So basically as it drops, it also reflects a drop in our costs. So relatively, that's the key differential for pricing quarter to quarter. And the guidance we have provided which is modest contract price improvements year on year is accurate.

Brian Kocher - Chiquita Brands International Inc - COO

I think the other component of that is we do have about 15% of our volume that's market-based, and the market price — our market price has been a little bit lower than the first quarter of 2013. Which makes sense because you can see the excess fruit position that was in the back half of 2013 which has a carryover effect into some of your market pricing for the first part of the year.

Brett Hundley - BB&T Capital Markets - Analyst

Okay. And would you —

Brian Kocher - Chiquita Brands International Inc - COO

And to repeat — sorry, Brett, to interrupt you — but to repeat one of the other facts that we said, our North American contract renewal period happened with some modest price increases. So we were happy with our contract renewal process.

Brett Hundley - BB&T Capital Markets - Analyst

Okay. That's helpful. Just I think we've talked from time to time — the information that I watch may not prove to be as close to what you're realizing at the company. And so I generally like to ask you as far as what you're seeing in the global banana markets currently as far as price.

We've seen US spot pricing as a net positive here recently. We've seen EU pricing come in a little bit, but it looks like it remains net positive. And then we've seen a stronger pricing in the [mad] Russian markets.

Would the data you're seeing suggest that that's correct right now? Or are you seeing something different?

Brian Kocher - Chiquita Brands International Inc - COO

If you look at our first quarter, you would see mad and Middle East pricing up. You would see local currency pricing in Europe down slightly.

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

I think that has a lot more to do with the fact, again, very similar to the North American market, our market price volumes started off the year at a lower base. In January of 2014, we were lower than in January of 2013, mostly because of the excess fruit position at the end of 2013. And then you saw that ramp up a little bit. But I think overall, we've been able to see some recovery in the market.

It is interesting, the banana business runs in cycles. And so the very same weather conditions that hurt us from a productivity and a yield standpoint on our farms and force us to go to Ecuador to spot volume to sell, are the same weather conditions that typically three or four weeks later have an opportunity to generate some price in the market as well. And I think you've seen the first part of the year flow pretty much as the book would describe.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

But I think the simple answer is all of the changes that you outline — North America, Europe and mad in the Middle East are accurate.

Brian Kocher - Chiquita Brands International Inc - COO

Yes.

Brett Hundley - BB&T Capital Markets - Analyst

Okay, great. And then I just have one other question, and it's in regards to your proposed combination with Fyffes. You had a recent announcement on an EC review.

Our read was that it would streamline the regulatory process for you, but it's always dangerous for me to make assumptions on documents like that. So I wanted to get your take or your read on what that announcement does for you.

Again, we read it as that it would take certain regulatory issues out of member states and into the EC as a whole. But does this indeed streamline the process a little bit for you?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

I think we always assumed we'd end up dealing on a euro-wide basis with the EC. And we think that that's good for the process. That's probably the easiest way to say.

Brett Hundley - BB&T Capital Markets - Analyst

Okay. All right. I appreciate it, guys.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Thanks Brett.

Operator

Karru Martinson, Deutsche Bank.

Karru Martinson - Deutsche Bank - Analyst

Good morning. Look at the price increases that you guys took on salad and the repackaging, you made the comment that that would kind of carry you through the course of the year. What's the assumption on the drought for the West Coast that's kind of built into that pricing action?

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Brian Kocher - Chiquita Brands International Inc - COO

Well, I mean, the pricing action is based upon a number of components. Certainly we have seen some cost increases relative to farm products, agricultural products, and the drought. But we have also seen increases associated with labor, with paper and plastics, and other petroleum-based products.

So we don't really break out that portion associated with the drought. But it is an impact.

Now, for several years, we've tried to grow or — let me say expand our growing areas as a way to offset both cost inflation as well as accessibility or exposure to weather condition. But clearly the drought in California has an impact, and we're managing through that with diversified supply and the other areas that we can to help offset it. But it certainly is a component in some of the pricing actions that we've done.

Karru Martinson - Deutsche Bank - Analyst

Okay. When you look at the pricing that you're taking here that you've gone to market and your shipping, what's been the competitive response? Is the industry kind of following your lead?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

I think it's probably too early to say at this point. We really are a week and a half into the execution of this work. Clearly on the resizing and packaging, that ships July 7 no matter what. And then we are working through the pricing impacts on our contract with our customers now.

Karru Martinson - Deutsche Bank - Analyst

Okay. You talked — you mentioned the virus potential impact there. What is the status update in terms of the spread?

We've certainly been seeing some — it's caused alarming headlines, perhaps too alarmist in terms of the move of the virus around the globe. What's been the response in Latin America?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Yes. It's a very interesting to see how tropical race 4 discussion has been picked up in mainstream media over the course of the last three or four months. Clearly the industry has been talking about this for a long time. And the banana farm has a working group made up of many, many players that are working through alternatives to the current Cavendish product that's out there.

We know tropical race 4 has migrated to Africa. And we would be silly to think that it isn't moving across the world over the course of the coming years.

The industry's done I think a fine job of thinking through containment and how best to minimize the impact of tropical race 4 in the short-term. But it's prudent to be planning for a life after the current product.

And so as a Brian talked, we are accelerating our investment in R&D. We've been working on sigatoka resistant and race 4 resistant product for quite some time now.

Is not a simple process, and getting a banana to taste good with the right mix that's the right shape and the right productivity is not simple. But we see promise in the work that's happening at Chiquita, but also in the broader groups that are working as collaboratively.

And this is not an issue where you have competitive advantage. We need to solve this for the world. It's the most important food crop globally, and so I think this is a wonderful example where the industry has come together to together find a better way to do this.

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Karru Martinson - Deutsche Bank - Analyst

All right. When you talk about the weather down in Latin America, you talked a new El Nino is forming that may lead to increased rainfall for Latin America and South America. Does the risk now become about potential flooding down there? What — how do you guys see that playing out on the spot market for bananas?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Yes. If we could figure this out, life would be a lot simpler. I think what we've kind of got in our minds around — we've got very extensive data on both heat units, sun, and water in the tropics at the moment. And it's clear there's change happening.

You can decide to believe whatever you want to believe about climate change, El Nino, forget it, but the reality is there is less rainfall in Panama and Costa Rica today and over the last five years than there has been traditionally. So certainly in our business where we have a substantial presence in those countries, we are changing the way we farm. And that includes irrigating in places we haven't irrigated before.

I think it's hard to figure out the long-term impacts of weather changes in the Pacific. But our job is to mitigate whatever comes at us by rethinking where we grow, what we grow, and how we do it.

And I think that's where we've made the most substantial progress over the last couple of years. We truly are investing in having better, more efficient farms.

Brian Kocher - Chiquita Brands International Inc - COO

And if you think about the — one of the best mitigations to weather is the diversified supply.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

Yes.

Brian Kocher - Chiquita Brands International Inc - COO

So you have seen us over the course of the year expand our supply base into southern Mexico. And you've seen us change around between Guatemala and Ecuador and some of the other places. So we are very conscious of the value of having a diversified supply chain.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

And it's probably one of the most attractive aspects of the combined Chiquita Fyffes business. Because we will have the most diverse supply and shipping environment in the industry. And as we think about what we went through in first quarter, if we had been combined, there would've been many more alternatives to move fruit than we had.

Karru Martinson - Deutsche Bank - Analyst

Great. And then just lastly on the shipping as these leases have rolled off and been renewed, have you given any thought — as one of your competitors is doing in terms of owning shipping assets?

Ed Lonergan - Chiquita Brands International Inc - President & CEO

I would never say never to anything. We were one of the first major banana companies to explore not owning shipping. And back into 2007 I guess is when we sold our fleet.

And what we learned over the ensuing years is that having a diverse fleet with many alternatives and flexibility to deal with supply and demand is quite intriguing for us. And it fits well with our core capabilities in containerized shipments and our ability to move product both North and South and East and West in our containers.

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

So I think it's always a decision — an economic decision — the decision to buy or lease or contract is driven by what's the benefit per box at the end of the day. Today we've determined it's best not to own and to take advantage of the marketplace that exists for both containerized and reaper shipping is out there.

Karru Martinson - Deutsche Bank - Analyst

Thank you very much, guys. Appreciate it.

Ed Lonergan - Chiquita Brands International Inc - President & CEO

You're welcome.

Operator

Carla Casella, JPMorgan.

Carla Casella - JPMorgan Chase & Co. - Analyst

I think all of my questions have been answered, but thank you.

Brian Kocher - Chiquita Brands International Inc - COO

Okay.

Operator

Bryan Hunt, Wells Fargo.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Thank you. I was wondering if you could address the sizing issue. I believe you mentioned that you were changing package sizing on bagged salads in some instances, to match your competitors. Could you, one, confirm that? And two, just in general terms, talk about the average reduction in the amount of product that will be in each package?

Brian Kocher - Chiquita Brands International Inc - COO

Yes. So Bryan, just to put it in perspective, there are a certain number of SKUs. It's not all of our SKUs, but it's a certain number where we are either matching a competitive set or better matching a consumer use.

And I think that's an important part as well. Sometimes — and I will just make an example — we may have an 11 ounce product where a 10 ounce is really a better consumer match for their use and their consumption.

So it's a combination of both of those. It's 30 or 35 SKUs in our portfolio, so we think it's the right number of SKUs when you look at — and the right SKU assortment when you look at both competition as well as consumption patterns of the consumer.

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

Okay. Great. And then my next question is — when you look at your mix of food services versus retail and ingredients, across salads and healthy snacks, is there any way you can breakout that mix between retail, food service, and ingredients products?

Brian Kocher - Chiquita Brands International Inc - COO

Yes. We are — I think we said in the past, and it goes up and down a little bit, but it's about 20% of our business that's in the food service and —

Rick Frier - Chiquita Brands International Inc - CFO

Probably 5% of total sales is for the ingredient business.

Brian Kocher - Chiquita Brands International Inc - COO

Yes.

Rick Frier - Chiquita Brands International Inc - CFO

The balance would be in the salads.

Brian Kocher - Chiquita Brands International Inc - COO

Yes. In retail salads.

Rick Frier - Chiquita Brands International Inc - CFO

Retail salads, 75%.

Bryan Hunt - Wells Fargo Securities, LLC - Analyst

All right. That's it for me. I will take the rest of my questions off-line. I appreciate it.

Operator

And this does conclude today's question and answer session. And Mr. Himes, I will turn the call back to you for closing comments or remarks.

Steve Himes - Chiquita Brands International Inc - Director of IR

Thanks everybody. Thanks for joining and for your questions. And we look forward to updating you on Chiquita's continued progress as we move through 2014. Have a great day.

Operator

And ladies and gentlemen, this does conclude today's conference and we thank you for your participation.

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MAY 09, 2014 / 01:00PM GMT, CQB - Q1 2014 Chiquita Brands International, Inc. Earnings Conference Call

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FORWARD-LOOKING STATEMENTS

This communication contains certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting the company or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of its corporate headquarters and other North American corporate functions to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes announced in August and October 2012 including its ability to achieve the cost savings and other benefits from the restructuring; unusual weather events, conditions or crop risks; continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of its debt instruments; access to and cost of financing; the risk that any business to be combined with those of the company cannot be integrated successfully or the anticipated benefits or synergies cannot be fully realized or may take longer to realize than anticipated; and the outcome of pending litigation and governmental investigations involving the company, as well as the legal fees and other costs incurred in connection with such items.

Any forward-looking statements made in this communication speak as of the date made and are not guarantees of future performance.  Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the company undertakes no obligation to update any such statements.  Additional information on factors that could influence Chiquita's financial results is included in its SEC filings, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Registration Statements on Form S-4.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and  Fyffes plc, a public limited company organized under the laws of Ireland ("Fyffes") or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Profit Forecast/Asset Valuation

No statement in this communication is intended to constitute a profit forecast or asset valuation for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, Fyffes or ChiquitaFyffes Limited, as appropriate. The terms "profit forecast" and "asset valuation" as used in this context shall have the meanings given to them in the Irish Takeover Panel Act 1997, Takeover Rules 2013.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland ("ChiquitaFyffes") has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary Proxy Statement that also constitutes a preliminary Prospectus of ChiquitaFyffes. The registration statement has not been declared effective by the SEC. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Chiquita and Fyffes plan to post to their respective shareholders (and to Fyffes share option holders for information only) the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants in the Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

The Directors of Chiquita Brands International, Inc. accept responsibility for the information contained in this communication. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Chiquita Brands International, Inc. or of Fyffes plc may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013.

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